Exhibit 4.9
SECOND AMENDMENT
TO
TRUST AGREEMENT
FOR
NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
(January 1, 2006 Restatement)
          WHEREAS, under an amended and restated agreement made effective January 1, 2006, as amended (hereinafter referred to as the “Trust Agreement”), Nordson Corporation (hereinafter referred to as the “Company”) maintains in effect the Nordson Hourly-Rated Employees’ Savings Trust Plan (hereinafter referred to as the “Plan”) for the exclusive benefit of eligible employees and their beneficiaries; and
          WHEREAS, it is desired further to amend the Trust Agreement;
          NOW THEREFORE, the Trust Agreement is hereby amended in the respects hereinafter set forth.
Part A
     Effective October 30, 2008, a new Section 4.14 is added to the Trust Agreement to provide as follows:
     4.14 Withdrawals from Separate Accounts Upon Attaining Age 59 1/2. In accordance with procedures established by the Committee, a Participant may withdraw from the Trust amounts in his Separate Accounts (after adjustment to reflect the amount of all prior withdrawals, if any, made by him under Plan), subject to a minimum withdrawal limit of $5,000. Any amount withdrawn by a Participant under the provisions of this Section 4.14 shall be taken from his Separate Accounts in accordance with such rules and procedures as the Committee shall from time to time adopt. Notwithstanding the foregoing, a Participant who is not 100% vested in sub-accounts reflecting his share of Employer Contributions and forfeitures may not make a withdrawal from such sub-accounts under this Section 4.14.
Part B
     Effective January 1, 2009, the following shall apply:

     1. A new paragraph is added to Section 2.1 of the Trust Agreement to provide as follows:
     Notwithstanding the foregoing, an Employee who first completes an Hour of Service on or after January 1, 2009, including an Employee who has separated from employment and subsequently upon rehire on or after January 1, 2009, again completes an Hour of Service, may become an Active Participant pursuant to the provisions of Section 4.15.
     2. Paragraph (a) of Section 3.1 of the Trust Agreement is amended to provide as follows:
     (a) “Regular Matching Contribution” means the contribution of each Employer for each Contribution Period in an amount equal to 50% of the Tax Deferred Contributions and/or Taxable Employee Contributions which were made on behalf of eligible Participants in accordance with the provisions of Section 4.1, 4.3, 4.4 and 4.15 during the Contribution Period, as the case may be, and which were attributable to the first six percent of Compensation of each such Participant payable in the Contribution Period. For purposes of this paragraph (a) an “eligible Participant” is a Participant who is eligible for an allocation of Regular Matching Contributions for the Contribution Period pursuant to the provisions of Section 7.2.
     3. A new Section 4.15 is added to the Trust Agreement to provide as follows:
     4.15 Automatic Enrollment. Each Employee who first completes an Hour of Service on or after January 1, 2009, including an Employee who has separated from employment and subsequently upon rehire on or after January 1, 2009, again completes an Hour of Service, shall be enrolled as a Participant in the Plan effective beginning with the first payment of Compensation to him occuring at least 90 days following the date he first completes an Hour of Service, and his Employer shall thereupon begin making Tax Deferred Contributions on his behalf in an amount equal to 3% of his Compensation. The Compensation otherwise payable to a Participant to whom this Section 4.15 applies shall be reduced by the amount of the Tax Deferred Contributions so made on his behalf.
     A Participant shall have a reasonable period following his receipt of the automatic enrollment notice described in Section 4.16 and before the first payment of Compensation subject to the automatic reduction in which to make an affirmative election under the Plan. If a Participant does not make an affirmative election described herein within the prescribed time period, Tax Deferred Contributions shall be made on his behalf in accordance with the provisions of this Section 4.15 until the Participant elects either to change the percentage of his Compensation which is contributed as a Tax Deferred Contribution on his behalf or to suspend the Tax Deferred Contributions made on his behalf, as provided in Sections 4.6 and 4.7.
     The provisions of this Section 4.15 shall not apply to any Participant who elects to participant in the Plan in accordance with Section 2.1 prior to the effective time of automatic enrollment.
     4. A new Section 4.16 is added to the Trust Agreement to provide as follows:
     4.16 Notice of Automatic Enrollment. Within a reasonable period before the date on which Tax Deferred Contributions would otherwise begin pursuant to Section 4.15, the Committee shall provide the Employee with a notice explaining the automatic reduction in his Compensation for purposes of making Tax Deferred Contributions on his behalf, as provided in Section 4.15, and the Employee’s right to affirmatively elect either to change the percentage of his Compensation which is contributed as a Tax Deferred Contribution or to suspend the Tax Deferred Contributions made on his behalf. The notice shall describe the procedures for making such an election and the period in which such an election may be made. Additionally, the Committee shall provide an annual notice to Participants of the amount by which their Compensation is being reduced for purposes of making Tax Deferred Contributions on their behalf, and their right to change or suspend such amounts as provided under the Agreement.
     5. A new sentence is added to Section 5.2 of the Trust Agreement to provide as follows:
Notwithstanding the foregoing, in the case of a Participant for whom an automatic deferral election is made pursuant to Section 4.15 and who has not provided an affirmative direction concerning the investment of his Tax Deferred Contributions in the manner described in this Section 5.2, Tax Deferred Contributions allocated to his Separate Account shall be invested in an Investment Fund designated for such purpose from time to time by the Committee, which designated Investment Fund need not be the same for each such Participant.
Part C
          Effective January 1, 2008, Section 7.6 of the Trust Agreement is amended and restated to provide as follows:
     7.6 Limitation on Crediting of Contributions. Notwithstanding anything to the contrary contained in this Agreement, the amount of Employer Matching Contributions, forfeitures, Tax Deferred Contributions and Taxable Employee Contributions which may be credited to the Separate Accounts of any

Participant (including, for purposes of this Section 7.6, any former Participant) shall be subject to the following provisions:
     (a) For purposes of this Section 7.6, the annual addition with respect to a Participant shall mean the sum for any Limitation Year of the following amounts:
     (i) Employer Matching Contributions and forfeitures that are credited to the Separate Accounts of such Participant for such Limitation Year pursuant to Section 7.2;
     (ii) Tax Deferred Contributions (excluding Catch-Up Contributions, if any) which are credited to the Separate Accounts of such Participant for such Limitation Year pursuant to Section 4.1;
     (iii) Taxable Employee Contributions that are credited to the Separate Accounts of such Participant for such Limitation Year pursuant to Sections 4.4 and 4.5;
     (iv) the amount, if any, of contributions and forfeitures which are credited to the Participant under any other defined contribution plan (whether or not terminated) maintained by an Employer or a Related Corporation concurrently with the Plan; and
     (v) amounts described in Sections 415(l)(2) and 419A(d)(3) of the Code allocated to the Participant’s account.
     (b) For purposes of this Section 7.6, a “Limitation Year” shall mean the Plan Year and the “compensation” of a Participant shall mean the “participant’s compensation” as defined in Section 415(c)(3) of the Code and the Treasury Regulations issued thereunder. In particular, such compensation shall be determined under the safe harbor definition of compensation in Treasury Regulation Section 1.415(c)-2(d)(4). Notwithstanding any other provision of the Plan to the contrary, if a Participant has a severance from employment (as defined in Treasury Regulation Section 1.401(k)-1(d)(2)) with the Company and all Related Corporations, compensation shall not include amounts received by the Participant following such severance from employment except amounts that would otherwise have been paid to the Participant in the course of his employment and are regular compensation for services during the Participant’s regular working hours, compensation for services outside the Participant’s regular working hours (such as overtime or shift differential pay), commissions, bonuses, or other similar compensation, but only to the extent such amounts (1) would have been includable in compensation if his employment had continued and (2) are paid before the later of (a) the close of the Limitation Year in which the Participant’s severance from employment occurs or (b) within 2 1/2 months of such severance.

Compensation shall also include amounts that are payments for accrued bona fide sick, vacation or other leave, but only if (1) the Participant would have been able to use such leave if his employment had continued, (2) such amounts would have been includable in compensation if his employment had continued, and (3) such amounts are paid before the later of (a) the close of the Limitation Year in which the Participant’s severance from employment occurs or (b) within 2 1/2 months of such severance. Compensation shall also include amounts paid by an Employer to a Participant who is not performing services for the Employer due to qualified military service (within the meaning of Code Section 414(u)(1)), but only to the extent such amounts do not exceed the amounts the Participant would have received if he had continued in employment with the Employer.
     (c) For each Limitation Year, the annual additions with respect to a Participant shall not exceed the lesser of (i) $40,000, as adjusted for increases in the cost-of-living under Section 415(d) of the Code, or (ii) 100 percent of such Participant’s compensation for such Limitation Year. The compensation limit referred to in (ii) shall not apply to any contribution for medical benefits after separation from service (within the meaning of Section 401(h) or 419A(f)(2) of the Code) which is otherwise treated as an annual addition. If the annual addition to the Separate Accounts of a Participant in any Limitation Year would otherwise exceed the limitation contained in this Section 7.6 absent such limitation, any portion of the Employer Matching Contribution that would exceed such limitation and, to the extent necessary, the portion of forfeitures which would exceed such limitation shall be allocated to other Participants in accordance with the provisions of Article VII. In the event the limitation contained in this Section 7.6 still would be exceeded, correction shall be made in accordance with the Employee Plans Compliance Resolution System, as set forth in Revenue Procedure 2006-27, or any superseding guidance.
     (d) In the event that a Participant or former Participant is covered by any other qualified defined contribution plan (whether or not terminated) maintained by an Employer or a Related Corporation concurrently with the Plan, the procedure set forth in paragraph (c) of this Section 7.6 shall be implemented on a pro rata basis among all of such plans unless the Participant is covered by an employee stock ownership plan, in which event the distribution and forfeiture shall be effected first under any defined contribution plan that is not an employee stock ownership plan and, if the limitation is still not satisfied, then under any employee stock ownership plan on a pro rata basis.

     (e) For purposes of this Section 7.6, the meaning of “Related Corporation” shall be as modified by Section 415(h) of the Code.
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EXECUTED this 31st day of December, 2008.

NORDSON CORPORATION
By:	/s/ Beverly J. Coen
	Name:	Beverly J. Coen
	Title:	Chief Tax and Risk Officer

And:	/s/ Robert E. Veillette
	Name:	Robert E. Veillette
	Title:	Vice President, General Counsel and Secretary